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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CastleOak Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Ippolito — 212-294-4788 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name - if individual, state last, first, middle name)

5 Times Square,	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02).

CastleOak Securities L.P.

Table of contents

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

AFFIRMATION

I, Philip J. Ippolito, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to CastleOak Securities, L.P. (the Partnership), as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

PATRICIA E. DONNELLY
Notary Public, State of New York
No. 01DO6051269
Qualified in New York County
Commission Expires November 20, 20 14

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Partners of
CastleOak Securities, L.P.

We have audited the accompanying statement of financial condition of CastleOak Securities, L.P. (the "Partnership") as of December 31, 2010. The statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CastleOak Securities, L.P. at December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2011

CastleOak Securities, L.P.

Statement of Financial Condition

As of December 31, 2010
(In Thousands)

Assets		
Cash	$	5,545
Receivables from related broker-dealers, net		3,950
Receivables from broker-dealers		1,200
Receivables from partners, net		28
Fixed assets and leasehold improvements, net		105
Prepaid expenses		157
Total assets	$	10,985
Liabilities and partners' capital		
Accrued compensation	$	2,123
Payables to related parties		593
Accounts payable and accrued liabilities		108
Total liabilities		2,824
Subordinated borrowings		3,000
Partners' capital		
General partner		2,926
Limited partner		2,235
Total partners' capital		5,161
Total liabilities and partners' capital	$	10,985

See notes to statement of financial condition.

CastleOak Securities, L.P.

Notes to Statement of Financial Condition

December 31, 2010
(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – CastleOak Securities, L.P. (the "Partnership"), is a limited partnership organized under the laws of the state of Delaware. The Partnership is a registered broker-dealer in securities. The Partnership is owned by CastleOak Management, LLC ("COM" – 56.7%), the general partner and CastleOak Management Holdings, LLC ("COMH" – 43.3%), the limited partner. COMH is a wholly owned subsidiary of Cantor Fitzgerald, L.P. ("CFLP").

The Partnership engages primarily in institutional brokerage, specializing in capital markets issuance, underwriting group participation and private placement of securities, which are supported by a sales and trading team specializing in equity and fixed income products. The Partnership's counterparty transactions are introduced to Cantor Fitzgerald & Co. ("CF&CO"), a subsidiary of CFLP, for clearance and settlement on a fully-disclosed basis.

Basis of Presentation – The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America, which includes industry practices.

Use of Estimates – The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Investment Banking – Underwriting revenues are accrued when services for the transactions are substantially complete. Transaction-related expenses are deferred to match revenue recognition.

Principal Transactions – Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security, commodity, or derivative. Principal transaction revenues and related expenses are recognized on a trade date basis.

1. General and Summary of Significant Accounting Policies (continued)

Commissions – Commission revenues are derived from agency brokerage transactions, whereby the Partnership executes a customer transaction at the best available price in the over-the-counter ("OTC") and exchange markets. Commission revenues and related expenses are recognized on a trade date basis.

Receivables from Broker-Dealers –Receivables from broker-dealers represents fee receivable from investment banking activities.

Receivables from Related Broker-Dealers – Represents deposits held at CF&CO.

Fixed Assets and Leasehold Improvements, Net – Fixed assets and leasehold improvements, net are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over their estimated economic useful lives, generally three to five years. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

Income Taxes – The Partnership is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a limited partnership is allocated to each partner based upon their ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is also subject to the Unincorporated Business Tax (UBT) in the city of New York.

The Partnership applied the provisions of Financial Accounting Standards Board ("FASB") *Implementation Guidance on Accounting for Uncertainty in Income Taxes and disclosure Amendments for Nonpublic Entities (Topic 740)*, and is not required to provide for any material uncertain tax positions and related interest and penalties based on management assessments of Topic 740 as of December 31, 2010.

Grant Units – CFLP provides awards to certain employees of the Partnership in the form of grant units in CFLP. Grant units entitle the employee to participate in quarterly distributions of the CFLP's income and to receive certain post-termination payments. The grant units have a vesting period of 4 years. Grant units are payable to CFLP and are accounted for as liability awards under FASB guidance, which requires that the Partnership record an expense for liability awards at fair value each reporting period.

(In Thousands)

2. Related Party Transactions

CF&CO provides clearing and settlement services, under contractual agreements, to the Partnership. In connection with these services, CF&CO collects the brokerage revenue and remits to the Partnership on a monthly basis. In addition, CF&CO charges fees on a per-ticket basis, dependent upon the product traded.

The Partnership has a $10,000 subordinated revolving line of credit with CF&CO which is used to facilitate investment banking transactions. At December 31, 2010, $3,000 of subordinated borrowings was outstanding. (See Footnote 8).

CFLP provides the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing these services. Such support includes utilization of fixed assets, accounting, operations, human resources, and legal services.

Included in the Receivables from partners are items related to taxes and interest paid on behalf of the partners.

3. Fixed Assets and Leasehold Improvements, net

Fixed assets and leasehold improvements consisted of the following:

	December 31, 2010
Computer and communication equipment	$ 89
Furniture, fixtures and fittings	12
Leasehold improvements	39
Total fixed assets	140
Less: accumulated depreciation and amortization	(35)
Fixed assets and leasehold improvements, net	$ 105

(In Thousands)

4. Income Taxes

As of December 31, 2010, the Partnership recorded a deferred tax liability of approximately $42, which consists primarily of book-tax differences related to forgivable loans.

5. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). The Partnership has elected to compute its net capital using the basic method which requires the maintenance of minimum capital of $189 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Partnership had net capital of $7,017, which was $6,828 in excess of its required net capital.

6. Commitments and Contingent Liabilities

Legal Matters – In the ordinary course of business, various legal actions are brought and are pending or threatened against the Partnership. In accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification topic 450, Contingencies, the Partnership will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including almost all of the class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time.

The Partnership has not been named as a defendant in any legal actions, including arbitrations, class actions, and other litigation arising in connection with its activities.

Risks and Uncertainties – The Partnership generates revenues by providing securities brokerage, trading, and underwriting activities to institutional customers. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets.

Other Commitments – In the normal course of business, the Partnership enters into commitments for underwriting transactions. Settlement of these transactions as of December 31, 2010, would not have had a material effect on the financial condition of the Partnership. As of December 31, 2010, there are no outstanding commitments.

7. Counterparty Credit Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various brokerage activities, servicing a diverse group of domestic and foreign corporations, governments, and institutional and individual investors. A substantial portion of the Partnership's transactions are fully collateralized or are executed with, and on behalf of, institutional investors, including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans, and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate nonperformance by counterparties. The Partnership has a policy of periodically reviewing the credit standing of each counterparty with which it conducts business.

8. Subordinated Borrowings

The Partnership has a subordinated borrowing with CF&CO in the sum of $3,000. The current rate of interest is 10%. The scheduled maturity date on the borrowing is February 28, 2011. This borrowing is subordinated to the claims of general creditors, approved by FINRA and other regulators, and is included in the Partnership's calculation of net capital and NYSE Rule 326.

9. Subsequent Event

On January 13, 2011, the partnership repaid $1,000 in subordinated borrowings. The Partnership has evaluated subsequent events through the filing date.

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STATEMENT OF FINANCIAL CONDITION

CastleOak Securities, L.P.
December 31, 2010
With Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Statement Of Financial Condition

CastleOak Securities, L.P.
(SEC. ID No. 8-65786)
December 31, 2010
With Report of
Independent Registered Public Accounting Firm